                                                                     EXHIBIT 2.2

                            ASSET PURCHASE AGREEMENT


    THIS AGREEMENT ("Agreement") is made as of the 11th day of March, 1999, between Big Play, Inc., an Ohio corporation ("Purchaser"), and Roxxi, Inc., a Nevada corporation ("Seller").

                                 R E C I T A L:

    Purchaser desires to purchase, and Seller desires to sell to Purchaser, the assets of Seller related to the cap and hat business of Seller ("Business") in exchange for cash and future payments.

    NOW, THEREFORE, Purchaser, and Seller agree as follows:

                                    ARTICLE I

                TRANSFER OF ASSETS AND ASSUMPTION OF LIABILITIES

    1.1 Transfer of Assets. Seller hereby sells to Purchaser on the date hereof (the "Closing Date") all of the assets listed on Exhibit A-1 to this Agreement (collectively, the "Subject Assets") which will not include any college licensing agreements, digitized designs or the "Roxxi" tradename.

    1.2 Assumption of Liabilities. Purchaser will not assume any obligations or liabilities of Seller. Seller will continue to be responsible for all obligations and liabilities of Seller, whether they are known or unknown and whether they arise prior to, in connection with, or subsequent to the Closing Date, and Seller will satisfy each such obligation and liability as it becomes due. Purchaser will enter into an assignment and assumption agreement with Royal Grip, Inc., a Nevada corporation, and HM Real Estate LLC ("Landlord") for the plant (the "Leased Property") located at 2621 S.E. 15th Street, Oklahoma City, Oklahoma 73129.

                                   ARTICLE II

                            PAYMENT OF PURCHASE PRICE

    2.1 Payment by Purchaser. The purchase price ("Purchase Price") for the Subject Assets is the sum of: (a) Three Hundred Thousand Dollars ($300,000.00) ("Cash Amount"), plus (b) the "Earn Out Amount" (as hereinafter defined). The Purchase Price will be paid as provided in Section 2.2.

    2.2 Payment of Purchase Price.

        (a) Purchaser will pay the Cash Amount by way of a bank check or wire transfer at Closing.

        (b) the Earn Out Amount will be paid as follows:


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            Purchaser shall pay to Seller an amount equal to two percent (2%) of its "net revenues" from the manufacturing and sale of hats and caps up to a maximum of Two Hundred Thousand Dollars ($200,000) ("Earn
            Out Amount"). The Earn Out Amount shall be paid in quarterly installments based on revenues for the prior three calendar months beginning with the period ending August 31, 1999 (which shall cover the period from Closing to that date) and continuing for each three-month period ending November 30, February 28, May 31 and
            August 31 thereafter until the maximum amount has been paid. Installments shall be paid within 60 days of the end of the period and will be accompanied by a certificate of an officer of Purchaser ("Earn-Out Certificate") verifying Purchaser's net revenues from the sale of hats and caps and the calculation of the prior year's annual payment. For purposes of this Agreement, "net revenues" shall mean gross revenues less the sum of returns and allowances.

    2.3 Audit. Seller shall have fifteen (15) days from the date the Earn-Out Certificate is delivered to it to furnish Purchaser with a letter requesting access to the books and records of Purchaser necessary to compute the Earn-Out Amount and upon receipt of such request, Purchaser shall promptly make available such books and records to Seller. Seller shall have ten (10) days after such access is granted to furnish Purchaser with a letter setting forth those items with which it disagrees and the reasons for each such disagreement. The parties shall promptly seek to reconcile any such disagreement; if they fail to reach an agreement within thirty (30) days of receipt by Purchaser of such letter, then Arthur Andersen shall be retained by the parties to settle any remaining disagreement, and the decision of that firm shall be final and binding on the parties. The fees of all accounting firms involved shall be paid by the party which fails to prevail with respect to the dispute. The payment of the portion of the Earn-Out Amount in dispute, as it may be ultimately determined (pursuant to the procedures set forth in this paragraph) shall be made within fifteen (15) days of such determination. In the event any audit discloses that Purchaser's calculation of the Earn-out Amount was inaccurate by at least 10%, Seller shall be entitled to audit any prior period not previously audited.

                                   ARTICLE III

              REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF SELLER

    Seller represents and warrants to, and agrees with, Purchaser as follows:

    3.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada.

    3.2 Authority of Seller; Consents. The execution, delivery and consummation of this Agreement by Seller has been duly authorized by the Board of Directors and the shareholder of Seller, and no further corporate action is necessary


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on the part of Seller or its shareholder to make this Agreement valid and binding on Seller and enforceable against Seller in accordance with its terms. The execution, delivery and consummation of this Agreement by Seller is not prohibited or restricted by any law, court order, charter document or contract.

    3.3 Title to and Condition of Assets. Seller owns and possesses all right, title and interest in and to Subject Assets, in each case free and clear of all liens ("Liens"). Seller has the right, power and capacity to convey, transfer, assign and deliver the Subject Assets free and clear of any Liens. All tangible Subject Assets of Seller are sold "as-is". Except for the assets set forth on
Schedule 3,3, the Subject Assets comprise all assets of any kind or character used in the operation of the Business as it is presently conducted.

    3.4 Employment Matters.

         (a) Except as set forth on Schedule 3.4, Seller is not bound by any union contract or employment, bonus, deferred compensation, insurance, pension, profit sharing or similar personnel arrangement or any employee termination or severance arrangement relating to the Business. Seller represents that no labor organization or union has been certified by the National Labor Relations Board or any other governmental agency or recognized by Seller, as a collective bargaining representative of any employees of the Business and that no collective bargaining relationship otherwise exists, with any labor organization or union. Seller further represents that no labor organization or union has within the past 18 months, invoked the processes of the National Labor Relations Board or any other governmental agency seeking to represent for purposes of collective bargaining any of the employees of the Business, that no labor organization or union has, within the last 18 months, requested or demanded recognition as a collective bargaining representative of any of the employees of the Business, and that, to the best of Seller's knowledge, no labor organization or union is in any way actively seeking to represent any of the employees of the business for purposes of collective bargaining. Seller shall continue to be responsible for all obligations and liabilities of Seller for wages, benefits, accrued vacation pay, sick pay and other similar payment obligations arising prior to and including the date of the Closing, and Seller will satisfy each such obligation as it becomes due. There are no pending or threatened strikes or other labor disputes and the relations between the Seller and the employees of the Business is good.

         (b) Except as set forth on Schedule 3.4, there are no active, pending or threatened administrative or judicial proceedings under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Fair Labor Standards Act, Family and Medical Leave Act, the Occupational


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    Safety and Health Act, the National Labor Relations Act or any other foreign, federal, state or local law (including common law), ordinance or regulation relating to applicants, past employees and employees of the Seller working in the Business.

    3.5 [INTENTIONALLY LEFT BLANK]

    3.6 Purchase Orders and Open Invoices. Schedule 3.6 is a true and complete list of all purchase orders and open invoices outstanding as of the date hereof.

    3.7 Litigation. There are no administrative or judicial proceedings to which Seller, or any shareholder, director, officer, employee or agent of Seller, is a party or to which it or he or she is overtly threatened to be made a party with respect to the Business, including, without limitation, proceedings that could affect title to or interests in the Subject Assets.

    3.8 Employees. Schedule 3.8 is a true and correct list of all of the Business' full- and part-time employees, their wage or salary rates, the fringe benefits which they currently receive and their dates of hire. Except as set forth in Schedule 3.8, all employees of the Business are employed at-will and no such employee is party to any written employment agreement.

    3.9 Patents. Seller does not own nor does it use any patents in connection with the Business.

    3.10 Compliance with Laws. Seller has complied with all laws, regulations, rules and orders affecting the Business and its operations and is not in default under or in violation of any provision of any federal, state or local law, regulation, rule or order as it relates to the Business except where any failure to comply or series of failures to comply would have an economic impact of less that $1,000.

    3.11 Licenses and Rights. Seller possesses all franchises, licenses, permits and other authorizations from governmental or regulatory authorities and from all other persons or entities that are necessary to permit it to engage in the Business as presently conducted in and at the location where it is presently operating.

    3.12 Schedule of Government Reports. Schedule 3.12 lists and Seller has furnished to the Purchaser complete copies of all reports, if any, filed since January 1, 1995 with the Department of Labor, Equal Employment Opportunity Commission, Occupational Safety and Health Administration, Environmental Protection Agency or any similar state, county or local agency with respect to the Business or the Subject Assets. Schedule 3.12 also contains a list of any inquiries from any of the foregoing agencies received during that time period. In addition, Purchaser has received from Seller true and complete copies of all workers compensation claims, accident reports and all other insurance claims or


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similar evidence that would indicate the safety record of the machinery and operations of the Business since January 1, 1995 that Seller has or has received.

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

    Purchaser warrants and represents to, and agrees with, Seller as follows:

    4.1 Organization and Good Standing of Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, has full power and authority to carry on its business as and where now conducted and to own or lease and operate its properties at and where now owned or leased and operated by it, and is duly qualified to do business and is in good standing in every jurisdiction in which the property owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification necessary.

    4.2 Authority of Purchaser. The execution, delivery and consummation of this Agreement by Purchaser has been authorized by the board of directors of Purchaser in accordance with all applicable laws and the Articles of Incorporation and Code of Regulations of Purchaser, and no further corporate action is necessary on the part of Purchaser to make this Agreement valid and binding on Purchaser and enforceable against Purchaser in accordance with its terms.

                                    ARTICLE V

           SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

    5.1 Survival of Representations and Warranties. Notwithstanding the closing of the transactions contemplated under this Agreement (the "Closing"), or any investigation made by or on behalf of Seller or Purchaser, the representations and warranties of Seller and Purchaser contained in this Agreement will survive until March 1, 2001.

    5.2 Indemnification by Seller. Seller will indemnify and save harmless Purchaser and its subsidiaries, shareholders, directors, officers, employees and agents from any and all costs, expenses, losses, damages and liabilities incurred or suffered, directly or indirectly, by any of them (including, without limitation, reasonable legal fees and expenses) resulting from or attributable to (a) the breach of, or misstatement in, any one or more of the representations, warranties or covenants of Seller made in or pursuant to this Agreement, (b) any and all obligations, debts or other liabilities of Seller (other than the Lease), or (c) Seller's conduct of the Business prior to the Closing Date. Anything


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to the contrary notwithstanding, Seller shall not be obligated to indemnify
Purchaser with respect to any breach of or misstatement in Section 3.10 in an amount in excess of $300,000.

    5.3 Purchaser's Indemnification. Purchaser covenants and agrees to indemnify and save harmless Seller from any and all costs, expenses, losses, damages and liabilities incurred or suffered by Seller (including reasonable legal fees and costs) resulting from or attributable to (a) the breach of, or misstatement in, any one or more of the representations, warranties or covenants of Purchaser made in or pursuant to this Agreement or (b) Purchaser's conduct of its business after the Closing.

                                   ARTICLE VI

                                 NONCOMPETITION

    6.1  Covenants and Confidential Information.

         (a) For a period of three (3) years from the Closing, Seller will not and will cause its affiliates to not, directly or indirectly (except in connection with its current royalty arrangement with Paramount Headware Inc.), do or suffer any of the following:

            (i) Own, manage, control or participate in the ownership, management or control of, or be employed or engaged by or otherwise affiliated or associated as a consultant, independent contractor or otherwise with, any other corporation, partnership, proprietorship, firm, association, or other business entity, or otherwise engage in any business, which is engaged in any manner in the manufacturing of hats or caps; provided, however, that the ownership of not more than one percent (1%) of the stock of any publicly traded corporation will not be deemed a violation of this requirement;

           (ii) Employ, assist in employing, or otherwise associate in business with any employee, officer or agent of Purchaser;

          (iii) Induce any person who is an employee, officer, agent or customer of Purchaser to terminate said relationship; and

           (iv) Disclose, divulge, discuss, copy or otherwise use or suffer to be used in any manner, in competition with, or contrary to the interests of, Purchaser, the business methods, or other trade secrets of Purchaser, it being acknowledged by Seller that all information regarding the manufacturing of hats and caps is confidential information and Purchaser's exclusive property.

         (b) Seller expressly agrees and understands that the remedy at law for any breach by it or its affiliates of Section 6.1 will be inadequate and that the damages flowing from such breach are not readily susceptible to being measured in monetary terms. Accordingly, it is acknowledged that upon adequate proof of a violation by Seller or its affiliates of any legally enforceable provision of Section 6.1, Purchaser will be entitled to immediate injunctive relief and may obtain a temporary order restraining any threatened or further breach. Nothing in Section 6.1 will


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    be deemed to limit Purchaser's remedies at law or in equity for any breach by Seller or its affiliates of any of the provisions of this Section 6.1 which may be pursued or availed of by Purchaser.

         (c) Section 6.1 shall not be deemed to limit Seller from engaging in the business of selling hats or caps.

        (d) Seller has carefully considered the nature and extent of the restrictions upon it and the rights and remedies conferred upon Purchaser under Section 6.1, and hereby acknowledges and agrees that the same are reasonable in time and territory, are designed to eliminate competition which otherwise would be unfair to Purchaser, are fully required to protect the legitimate interests of Purchaser and do not confer a benefit upon Purchaser disproportionate to the detriment to Seller.

                                   ARTICLE VII

                LEASED PROPERTY IMPROVEMENTS; CLOSING DELIVERIES

    7.1 Sublease. Purchaser will execute an Assignment and Assumption of Lease (the "Assignment"), a copy of which is attached to the Agreement as Exhibit "C."

    7.2 Deliveries by Seller. On the Closing Date, Seller is delivering to the Purchaser the following:

         (a) a general bill of sale transferring to Purchaser all of Seller's right, title and interest in the Subject Assets, together with delivery of the Subject Assets;

         (b) corporate resolutions of Seller authorizing the execution and delivery of this Agreement and the performance by Seller of its obligations hereunder;

         (c)  the Assignment executed by Royal Grip, Inc. and Landlord;

         (d) certified resolutions of the Board of Directors of Coyote Sports, Inc. approving the transaction contemplated by this Agreement and agreeing to be bound by the terms of Article VI of this Agreement; and

         (e) an unconditional guarantee of Seller's obligations hereunder from Royal Precision, Inc. in form and substance satisfactory to Purchaser.

    7.3 Deliveries by Purchaser. On the Closing Date, Purchaser is delivering:

         (a) That portion of the Purchase Price which is equal to the Cash Amount; and

         (b) the Assignment executed by Purchaser. In addition to Purchaser's Closing Date deliveries, Purchaser will offer employment to at least 45 employees it determines in its sole discretion to offer employment to, effective as of the Closing Date. The offer of employment will


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    be on an "at-will" basis on terms and conditions as Purchaser shall determine in its sole discretion. Nothing in this Agreement will be construed as, or deemed to be, a guarantee of employment.

                                  ARTICLE VIII

                          THIRD PARTIES; BINDING EFFECT

    Nothing contained in this Agreement is intended to convey upon any person or entity, other than the parties and their successors in interest and permitted assigns, any rights or remedies under or by reason of this Agreement unless expressly stated. All covenants, agreements, representations and warranties of the parties contained in this Agreement are binding on and will inure to the benefit of Purchaser and Seller, and their respective successors and permitted assigns.

                                   ARTICLE IX

                                     NOTICES

    All notices, requests, demands and other communications under this Agreement must be in writing and will be deemed duly given, unless otherwise expressly indicated to the contrary in this Agreement, (i) when personally delivered, (ii) upon receipt of a telephonic facsimile transmission with a confirmed telephonic transmission answer back, (iii) three (3) days after having been deposited in the United States mail, certified or registered, return receipt requested, postage prepaid, or (iv) one (1) business day after having been dispatched by a nationally recognized overnight courier service, addressed to the parties or their permitted assigns at the following addresses (or at such other address or number as is given in writing by either party to the other) as follows:

                  To Purchaser:             Big Play, Inc.
                                            15919 Industrial Parkway
                                            Cleveland, Ohio 44135
                                            Facsimile No.: (216) 267-8625
                                            Attention: Craig S. McAllester

                  With a copy to:   Benesch, Friedlander, Coplan & Aronoff LLP
                                            2300 BP America Building
                                            200 Public Square
                                            Cleveland, Ohio  44114
                                            Facsimile No.:  (216) 363-4588
                                            Attention: Irv Berliner



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                  To Seller:                c/o Royal Precision, Inc.
                                            Suite 1
                                            15170 North Hayden Road
                                            Scottsdale, Arizona 85260
                                            Facsimile No.: (602) 627-0270
                                            Attention: President

                  With a copy to:   Kenneth Warren
                                            Suite 1
                                            5920 Cromdale Drive
                                            Dublin, Ohio 43017
                                            Facsimile No.: (614) 766-1974


                                    ARTICLE X

                             REMEDIES NOT EXCLUSIVE

    No remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy will be cumulative and will be in addition to every remedy given under this Agreement or now or subsequently existing, at law or in equity, by statute or otherwise. The election of any one or more remedies by Purchaser or Seller will not constitute a waiver of the right to pursue other available remedies.

                                   ARTICLE XI

                                  MISCELLANEOUS

    11.1 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same document.

    11.2 Captions and Section Headings. Captions and section headings are for convenience only, are not a part of this Agreement and may not be used in construing it.

    11.3 Amendments, Supplements or Modifications. Each of the parties agrees to cooperate in the effectuation of the transactions contemplated under this Agreement and to execute any and all additional documents to take such additional action as is reasonably necessary or appropriate for such purposes.

    11.4 Time of Essence. The time of making payments and keeping the agreements made herein is specifically made of the essence of this Agreement.

    11.5 Right of Set-Off. Purchaser shall have the right to set off, against any payments owed with respect to the Earn Out Amount, any amounts owed Purchaser by Seller either as a result of a breach of representation, warranty or covenant or other right of indemnification that Seller has pursuant to this Agreement or as a result of the breach by


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Seller or its affiliates of Article VI. Any amount to be set off will be indicated in the certificate provided for in Article II and certified to by an officer of Purchaser.

    11.6 Entire Agreement. This Agreement, including any certificate, schedule, exhibit or other document delivered pursuant to its terms, constitutes the entire agreement between the parties, and supersedes all prior agreements and understandings between the parties. There are no verbal agreements, representations, warranties, undertakings or agreements between the parties, and this Agreement may not be amended or modified in any respect, except by a written instrument signed by the parties to this Agreement.

    11.7 Governing Laws. This Agreement is to governed by and construed in accordance with the internal laws of the State of Ohio.

    11.8 Transfer Taxes. Any sales or transfer taxes resulting from the transactions contemplated under this Agreement shall be borne by Seller.

    11.9 Cap Order. Seller agrees to purchase at least 40,000 caps from Seller during the first four months after Closing at a price of $5.50 per cap.

    11.10 Additional Training. Seller will provide, at its expense, three days of training by Tana Boersma and two days of training by Gordon Johnson at the Leased Property by April 30, 1999.

    11.11 Delivery of Certain Assets. Seller will deliver to Purchaser in working order, at the Leased Property, (i) a 2 head embroidery unit currently in Arizona by May 31, 1999 and (ii) two personal computers used in the Business currently in Arizona by April 30, 1999. Purchaser shall pay the shipping costs.

    11.12 Assets of Seller. Purchaser will not employ, assist in employing, or otherwise associate in business with any of the people set on Schedule 11.12 until the earlier of (i) two (2) years from the date hereof or (ii) six (6) months after they no longer work for or on behalf of Paramount Headware, Inc.

    11.13 Transfer of Machinery. Purchaser shall not transfer any hat or cap making equipment to any affiliate unless that affiliate agrees to be bound by the provisions of Article II.

    11.14 Vacation Pay. Seller shall pay all accrued vacation pay to employees of the Business within five (5) days of the Closing.



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    IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date first above written.

                                              BIG PLAY, INC.

                                              By: /s/ Craig McAllester
                                                 -------------------------------

                                              ROXXI, INC.

                                              By: /s/ Thomas A. Schneider
                                                 -------------------------------
                                                  Thomas A. Schneider, President